UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On October 19, 2022, Cognyte Software Ltd. (the “Company”) issued a press release titled “Cognyte to Divest a Portion of Threat intelligence Analytics Offering.” A copy of the press release is furnished as Exhibit 99.1 herewith.

The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

Date: October 19, 2022	By:	/s/ Elad Sharon
	Name:	Elad Sharon
	Title:	Chief Executive Officer

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 19, 2022 titled “Cognyte to Divest a Portion of Threat intelligence Analytics Offering.”